Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror	DataMirror	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com	

DataMirror Customers to Share Experiences during Global Event Series Beginning this Fall

Boehringer Ingelheim Austria, Campbell Soup Company, Chamberlain Group Inc. and DataMirror Experts to Offer Closer Look at ROI, Enterprise-wide Audits, High Availability and Disaster Recovery

MARKHAM, CANADA – (July 21, 2003) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration (EAI) and resiliency solutions, today announced a series of worldwide customer events that will bring together more than 1,700 customers in informative and interactive sessions on critical issues facing today's real-time enterprises. The one-day events will be held this September and October in Chicago, Frankfurt, London, Los Angeles, New York, Paris and Toronto.

Highlighting each event will be break-out sessions led by DataMirror customers, such as Boehringer Ingelheim Austria, Campbell Soup Company, and Chamberlain Group Inc., where topics such as the return on investment of real-time data synchronization, business intelligence, enterprise-wide e-record audits, high availability automation, and disaster recovery planning will be examined. In addition, DataMirror experts will further discuss how these topics address specific vertical market challenges.

"These issues are increasingly important to our customers as they conduct business in markets where new regulations and demands for information access drive the need for real-time enterprises," explained Nigel Stokes, CEO, DataMirror. "Through innovative and proven solutions, world-class customer support, and tailored local events, DataMirror continues to help customers develop real-time, 24/7 operations that reduce total cost of ownership and deliver significant ROI and competitive advantages."

The one-day events offer a unique opportunity for participants to hear first-hand how organizations are easily and cost-effectively managing, monitoring and securing their corporate data throughout the enterprise, to network with peers and industry experts, and to learn more about DataMirror's comprehensive family of LiveBusiness™ solutions.

Key solutions including DataMirror's flagship integration software solution Transformation Server™, which allows customers to capture, transform and flow data bi-directionally and in real-time between multiple platforms and relational databases, will be featured at the events. Also highlighted will be DataMirror's next generation resiliency solutions, iCluster™ for IBM iSeries and iReflect™ for Oracle, which provide the highest levels of system availability and clustering support for companies seeking protection against the costs of planned or unplanned downtime. Rounding out the solutions showcase is LiveAudit™, DataMirror's out-of-the-box software solution for recording operational activities in real-time, allowing customers to secure their electronic records with no costly programming required – a critical need for many healthcare, financial services and government organizations today.

The schedule of one-day events is as follows:

- Chicago, Illinois – September 16, 2003
- London, England – September 16, 2003
- New York City – September 18, 2003
- Paris, France – September 18, 2003
- Frankfurt, Germany – September 23, 2003
- Toronto, Ontario – September 24, 2003
- Los Angeles, California – October 8, 2003

For more information on each event or to register, please visit www.datamirror.com/events/meetings/, or call 905-415-0310 (toll free 1-800-362-5955) ext. 325.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks *the experience of now* ™ by providing the instant data access, integration and availability companies require today across all computers in their business.

Over 1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices worldwide. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.